

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

March 21, 2006

Mr. Donald Morrison
President
Rodinia Minerals, Inc.
595 Howe Street, Suite 600
Vancouver, British Columbia, V6C 2T5

>  **Re:    Rodinia Minerals, Inc.**
>  **Amendment No. 2 to Registration Statement on Form 20-F**
>  **Filed February 15, 2006**
>  **File No. 0-51389**

Dear Mr. Morrison:

We sent to you on March 17th, 2006, a comment letter in connection with the above-referenced filing.  This letter includes three additional accounting comments for your consideration.   Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR amendment 2

Notes to the Consolidated Financial Statements, page 73

Note 7 – Capital Stock, page 77

1.      You disclose that capital stock amounted to $13,149,357.  However, on your consolidated balance sheet on page 17, you indicate that capital stock amounted to $13,179,357.  Please revise your disclosures to correct the amount(s) referenced and to eliminate this inconsistency, including any other corresponding disclosures that may be affected.

2.      It appears that you have omitted notes (a) and (g) from your disclosure.  Please revise your disclosure to include the missing information or, if appropriate, correct the referencing of your notes.

(f) – Stock Options

3.      We note that, on September 21, 2005, you amended the exercise price of certain options, decreasing them from $1.25 to $0.92 per option.  Tell us whether such re-pricing resulted in any additional expense and, if not, why, citing all authoritative literature supporting your conclusion.  Also, please expand your disclosure to discuss the impacts of the re-pricing and how you accounted for it, if appropriate.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     J. Briner
        C. Moncada-Terry
        T. Levenberg
        D. Delaney